June 8, 2026

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
9100 Fall View Drive
Fishers, IN 46037

        Re: Arrive AI Inc.
            Registration Statement of Form S-3
            Filed June 1, 2026
            File No. 333-296392
Dear Daniel S. O'Toole:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Peter Campitiello